UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41408

BYND CANNASOFT ENTERPRISES INC.

(Translation of registrant’s name into English)

7000 Akko Road

Kiryat Motzkin

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On September 22, 2022, BYND Cannasoft Enterprises Inc. (the “Company”) consummated the transactions completed under a share purchase agreement (the “Agreement”) with Carmel Zigdon (“Carmel”) pursuant to which the Company acquired from him all issued and outstanding shares of Zigi Carmel Initiatives & Investments Ltd., a corporation organized under the laws of the State of Israel (“ZC”). Under the terms of the Agreement, the Company (i) issued to Carmel 7,920,000 common shares, representing approximately 21% of the Company’s post-closing issued and outstanding common shares, (ii) paid Carmel $100,000 for legal costs in connection with the transaction, and (iii) elected him to the Company’s Board of Directors.

ZC owns the intellectual property (consisting of a device and related software both of which are the subject of patent applications) for a therapeutic device that is designed to use low concentrations of CBD oils, such as hemp seed oil and other natural oils, to treat certain women’s health issues.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated September 23, 2022

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 23, 2022

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

3